

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Xin Sun
Chief Executive Officer
China Health Industries Holdings, Inc.
3199-1 Longxiang Road, Songbei District, Harbin City
Heilongjiang Province
People's Republic of China

> **Re: China Health Industries Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **File No. 000-51060**

Dear Xin Sun:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program